March 8, 2017

VIA EDGAR SUBMISSION

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Liberty Tax, Inc. Form 10-K for the Fiscal Year Ended April 30, 2016 Filed June 29, 2016 Form 10-Q for the Quarterly Period Ended July 31, 2016 Filed September 2, 2016 File No. 001-35588

Dear Ms. Collins:

On behalf of Liberty Tax, Inc. (the “Company”), the undersigned respectfully sets forth below the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated February 7, 2017. For ease of reference, the text of each of the Staff’s comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.

Form 10-K for the Fiscal Year Ended April 30, 2016
Consolidated Financial Statements
Consolidated Statements of Income, page F-3

1. Please tell us what consideration was given to separately disclosing revenue and costs related to company-owned outlets from revenue and costs related to franchised outlets. Refer to ASC 952-605-45-1.

We have considered the financial statement disclosure required by ASC 925-605-45-1, and determined the revenue and cost of company-owned offices would not be material to the users of its Consolidated Statements of Income.  In forming our conclusion on materiality, we note that Rule  5-03(b) of Regulation S-X provides that if income is derived from more than one of the subcaptions described in Rule 5-03.1 of Regulation S-X, then each class which is not more than 10 percent of the sum of each of the items may be combined with another class.
________________________________________________________________________
1716 Corporate Landing Parkway, Virginia Beach, VA  23454
(800) 790-3863 * (757) 493-8855 * FAX: (800) 880-6432 * email: office@libtax.com

Revenues generated for the years ended April 30, 2016, 2015, and 2014 from company-owned offices represent approximately 9.1%, 6.1%, and 5.7% of total consolidated revenues, respectively.  Revenues generated for the years ended April 30, 2016, 2015, and 2014 generated from our online tax products represent approximately 2.0%, 2.4%, and 3.3% of total consolidated revenues, respectively. As a result, we have combined the revenue of company-owned offices and online tax products for presentation in the financial statements as “Tax preparation fees, net of discounts”.
The Company will continually evaluate its practices regarding company-owned offices to ensure compliance with reporting guidelines in future filing periods.

2. We note that you classify interest income on notes receivable as revenue. Please explain your basis for this classification and refer to any authoritative guidance you relied upon when determining your presentation.

We have considered the financial statement disclosure guidance in Rule 5-03 in Regulation S-X, non-operating income, which provides for separately stating in the income statement or in a note thereto amounts earned from (a) dividends, (b) interest on securities, (c) profits on securities (net of losses), and (d) miscellaneous other income. The interest income we earn on our notes receivables are not considered ancillary, but rather, core to our business. We disclose in our consolidated financial statements and Form 10-K that our business is seasonal. Since many of our franchisees are relatively small and have limited access to capital, we provide loans to our franchisees and area developers (i) to finance the upfront franchise fee, (ii) to finance the sales of previously reacquired franchises and AD rights, as well as, (iii) loans to our franchisees during the non-tax season in the form of operating notes receivable. As a result, we believe interest income on notes receivable does not meet the definition of non-operating income as outlined in S-X 5-03.7, therefore we have classified interest income on notes receivable as revenue.

3. Please explain how your presentation of operating expenses complies with Rule 5-03 of Regulation S-X. In this regard, tell us what consideration was given to separately presenting costs and expenses applicable to revenues and explain why expenses related to employee compensation and benefits, or portions thereof, are not included within selling, general administrative expenses.
We have considered the financial statement disclosure guidance in Rule 5-03 of Regulation S-X, noting that we do not operate our business in such a manner that readily permits all costs to be distinguished between cost of revenues and selling, general and administrative expenses.  As a relatively young and entrepreneurial company, our employees are primarily focused on supporting our franchisees in a variety of areas. Often times, in an effort to be prudent in our expenditures, positions and responsibilities overlap or serve in multiple capacities. Unlike our competitors, our locations are 96% franchised, therefore, our entire organization is focused on providing support to our franchisees.

We believe our expense classification and disclosures, which have been consistently applied since becoming a registrant in 2012 and include breakdowns into five separate functional expense categories, have been transparent and useful to our investors and analysts. These investors and analysts have found our presentation of operating costs and expenses acceptable, easy to understand and have not requested us to provide additional details.  Nor have they questioned the usefulness of our presentation of operating costs and expenses.  Further, the information used by our chief operating decision maker, management and Board of Directors is consistent with our presentation of operating costs and expenses.

To date, we have not implemented processes or controls, including but not limited to time studies, to assess how each employee spends their time (i.e. between supporting our franchisees or selling, general and administrative functions). Since we do not have employee or functional time-study data that was prepared concurrently with the historical performance of employee responsibilities, providing any such breakout of costs on a retrospective basis would likely require us to make assumptions to allocate the costs that could be inaccurate and/or arbitrary. We do not believe this would provide information that is useful to our investors, shareholders, or analysts.

We believe the information currently provided to investors and readers of our financial statements is an acceptable and useful presentation of operating expenses as it provides the reader with more detailed information than that of which is required by the standard, as well as being consistent with the presentation of information used by our chief operating decision maker, management and Board of Directors.

Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Significant Accounting Policies
Revenue Recognition, page F-12

4. We note that you recognize royalty and advertising fee revenue as franchise territories generate sales. Please tell us how you determined that collectability is reasonably assured for these arrangements. In this regard, we note from the disclosure on page 44 that a portion of your notes receivable relates to royalties owed to you by franchisees. Refer to SAB Topic 13.A.1.

When evaluating whether collectability of royalties and advertising fees is reasonably assured, we have considered ASC 952-605-25-12 and SAB Topic 13.A.1. We believe using an analysis of historical data (i.e. our historical collection experience) is appropriate because the billing of royalty and advertising fees represent a high volume of homogeneous transactions. We evaluate the average collection rate for royalty and advertising fees annually and have ascertained their collection is reasonably assured.
Prior to fiscal 2014, we allowed franchisees to convert unpaid royalty and advertising fees to a note receivable. During fiscal 2014, we discontinued the practice of allowing franchisees to convert accounts receivable to notes receivable.  At April 30, 2016, the portion of our notes receivable that relates to unpaid royalty and advertising fees represents less than 3% of our total accounts, notes and interest receivable, which we believe to not be material.

Form 10-Q for the Quarterly Period Ended July 31, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

5. On your earnings call for the quarter ended July 31, 2016, you stated that “[y]our vision of the future, at least in the next three to five years is having a higher percentage of company stores.” However, in your annual report on Form 10-K, you disclosed that you rely on a franchise model for growth and that you determined that it was best to “grow [y]our Company by increasing [y]our franchisee base, and the number of offices operated by [y]our existing franchisees.” You also disclosed that company-owned offices tended to be less successful than your typical franchisee-owned offices because they often represented offices transitioned from a less successful franchisee. Please tell us what consideration you have given to discussing this apparent change in business plan in the MD&A section of your quarterly report.

The statement during the conference call was made in response to a question rather than in the prepared remarks and as such, could have been taken out of context. We should have described it as a “possibility” to have more company-owned offices in the future. The Company respectfully notes the Staff’s comments, and would like to confirm that we believe the best way to grow return and office count is through our franchisees. Our franchisees as owner operators are driven to put in the necessary effort to open successful new offices and build up a recurring base of customers in the communities in which they operate.
Historically, any change in the percentage of company-owned offices was largely a result of taking over office locations from franchisees that were under-performing or that communicated to us their desire to leave the system. And over time, the number of franchisees that are under-performing or that communicated to us of their desire to leave the system will fluctuate each year.  To date, we have not actively pursued acquiring our franchisees’ office locations with the intention of increasing the number of company-owned offices we operate.
In response to the Staff’s comments and to further clarify for the reader, we are proposing additions to our description of Company-owned offices located in Item 1 of our annual report on Form 10-K to read as follows:
Company-owned offices. We intentionally operate relatively few Company-owned offices. During the 2016 tax season we operated 310 Company-owned offices in the U.S. and Canada, 27 of which were seasonal offices. We focus primarily on growing through the opening of new franchise locations, and most of the Company-owned offices we operate in a given tax season are offices that have been previously owned by former franchisees who have ceased operations or failed to meet our performance standards. Rather than close offices that we believe have the potential to be successful, we attempt to resell these offices, and when we fail to do so before the beginning of a tax season, we may operate them as Company-owned offices until we can resell them at a later time. “In future periods, the number of Company-owned offices may increase if the Company reacquires more offices from existing franchisees and does not find suitable buyers to take over the office prior to the start of the tax season.” For this reason, the number of offices we operate as Company-owned offices may change substantially from season to season.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, actions or absence of action by the Staff.

If you have additional questions or require any additional information with respect to the above-referenced filing or this letter, please do not hesitate to contact me at (757) 493-8855.

Very truly yours,

/s/ KATHLEEN E. DONOVAN
Kathleen E. Donovan Chief Financial Officer